SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.      Type of security or securities.

             In connection with the issuance and sale by the Development Authority of Burke County (the "Authority") of $100,000,000 aggregate principal amount of Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Second Series 2005 (the "Revenue Bonds"), the Company issued a promissory note dated June 2, 2005 in the principal amount of $100,000,000 (the "Note"), evidencing the obligation of the Company to repay the Authority's loan (the "Loan") to it of the proceeds of the Revenue Bonds.

Item 2.      Issue, renewal or guaranty.

             Issue.

Item 3.      Principal amount of each security.

             See Item 1 hereinabove.

Item 4.      Rate of interest per annum of each security.

             The Note will bear interest at the rate or rates of interest borne by the Revenue Bonds.

             Initially, the Revenue Bonds will bear interest from the date of their original issuance and delivery at a Long-Term Interest Rate of 4.625% per annum for a Long-Term Interest Rate Period ending May 1, 2034.

             The Company may from time to time change the method of determining the interest rate on the Revenue Bonds to a Daily, Weekly, Commercial Paper, Auction Mode or Index or different Long-Term Interest Rate.


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Item 5.      Date of issue, renewal or guaranty of each security.

             June 2, 2005.

Item 6.      If renewal of security, give date of original issue.

             Not Applicable.

Item 7.      Date of maturity of each security.

             May 1, 2034, subject to prepayment or prior redemption.

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

             The Note was issued in favor of the Authority and assigned to The Bank of New York Trust Company, N.A., as trustee (the "Revenue Bond Trustee") for the benefit of the holders of the Revenue Bonds.

Item 9.      Collateral given with each security, if any.

             None.

Item 10.     Consideration received for each security.

             The Company issued the Note in consideration of the Loan aggregating $100,000,000 (the "Loan Proceeds").

Item 11.     Application of proceeds of each security.

             The Loan Proceeds have been deposited with the Revenue Bond Trustee and will be applied to the refunding redemption of $100,000,000 aggregate principal amount of Development Authority of Burke County (Georgia) Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Second Series 1999.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

             a.   the provisions contained in the first sentence of
                  Section 6(b)___

             b.   the provisions contained in the fourth sentence of
                  Section 6(b)___

             c. the provisions contained in any rule of the Commission other than Rule U-48_X_


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Item 13.     Not Applicable.

Item 14.     Not Applicable.

Item 15.     If the security or securities are exempt from the provisions of
             Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

             Rule 52.

Date:  June 8, 2005                              GEORGIA POWER COMPANY



                                                 By: /s/Wayne Boston
                                                       Wayne Boston
                                                    Assistant Secretary